CME Realty, Inc.

June 27, 2013

Mr. Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, D.C. 20549

RE: CME Realty, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed April 11, 2013
    Filed No. 333-187855

Dear Mr. Kluck:

CME Realty, Inc. submits this letter to you in response to your letter dated June 13, 2013, which letter sets forth comments of the Staff of the Securities and Exchange Commission regarding the above referenced filing. This letter sets forth our responses to the Staff's comments. For your convenience, we have recited the Staff's comments in italicized, bold type and have followed each comment with our response.

COMMENT:

GENERAL

     1. WE HAVE REVIEWED YOUR RESPONSE TO COMMENT 5 OF OUR LETTER DATED MAY 8, 2013 AND NOTE THAT THERE ARE STILL REFERENCES ON THE PROSPECTUS COVER PAGE AND ON PAGE 17 TO EXTENDING THE INITIAL 180-DAY TERM OF THE OFFER BY AN ADDITIONAL 180 DAYS. PLEASE REVISE THE PROSPECTUS TO BE CONSISTENT THROUGHOUT. IF YOU WILL HAVE AN OPTION TO EXTEND THE OFFERING BY AN ADDITIONAL 180 DAYS, PLEASE DISCLOSE THIS FACT IN THE PROSPECTUS AND HOW YOU WILL ALERT INVESTORS THAT THE OFFER HAS BEEN EXTENDED.

RESPONSE:

We acknowledge the Staff's comment and the Company confirms that we have eliminated all references extending the offering period beyond the initial 180-day term. We have revised the throughout for consistency.

COMMENT:

GENERAL INFORMATION ABOUT THE COMPANY, PAGE 3

     2. WE REFER TO THE THIRD PARAGRAPH IN THIS SECTION AND THE STATEMENT THAT MR. ESPINOSA HAS 11 YEARS OF REAL ESTATE EXPERIENCE. PLEASE CLARIFY IN THIS SECTION THAT MR. ESPINOSA'S EXPERIENCE IS IN THE COMMERCIAL REAL ESTATE SECTOR.

RESPONSE:

We acknowledge the Staff's comment and the Company confirms that we have clarified that Mr. Espinosa's 11 years of experience is in the commercial real estate sector.

COMMENT:

BUSINESS OVERVIEW, PAGE 19

     3. PLEASE DISCUSS IN GREATER DETAIL HOW THE COMPANY EXPECTS TO EARN REVENUES AND THE FEES IT WILL CHARGE TO CUSTOMERS. FOR EXAMPLE ONLY, PLEASE DISCUSS WHETHER THE COMPANY INTENDS TO RECEIVE COMMISSIONS FROM THE SALE OF REAL ESTATE. ALSO DISCUSS IN YOUR PLAN OF OPERATIONS WHEN THE COMPANY EXPECTS TO GENERATE REVENUE AND INCLUDE THE PARTICULAR SERVICES.

RESPONSE:

We acknowledge the Staff's comment and the Company has revised the amended filing to provide in greater detail how the company expects to earn revenues and the fees it will charge to customers. In addition, we have included a discussion on the particular services from where we expect to generate revenue.

COMMENT:

NEED FOR GOVERNMENT APPROVAL OF PRODUCTS AND SERVICES, PAGE 23

     4. PLEASE DISCUSS HERE OR ELSEWHERE AS APPROPRIATE, WHETHER MR. ESPINOSA CURRENTLY HAS OR IF HE EVER HAD A REAL ESTATE BROKER'S LICENSE. IF HE DOES NOT HAVE A BROKER'S LICENSE, PLEASE DISCUSS IF HE INTENDS TO OBTAIN SUCH LICENSE.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have included a discussion to clarify that Mr. Espinosa currently has a Real Estate License and he is working to receive a Broker License.

COMMENT:

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE, PAGE 29

     5. WE NOTE YOU FILED AN ITEM 4.01 FORM 8_K ON MAY 22, 2013 INDICATING A CHANGE IN ACCOUNTANTS. PLEASE AMEND YOUR PROSPECTUS TO FURNISH THE DISCLOSURES OUTLINED IN ITEM 304 OF REGULATION S-K.

RESPONSE:

We acknowledge the Staff's comment and confirm that we have amended the filing to include disclosures outlined in Item 304 of Regulation S-K referencing change in accountants.

Furthermore, the Company acknowledges that;

     * should the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the Staff's comments and request that the Staff contact Joseph L. Pittera, Esq. at Law Offices of Joseph Lambert Pittera, Esq. at (310) 328-3588 facsimile, (310) 328-3063 telephone with any questions or comments.

Sincerely,


/s/ Carlos Espinosa
------------------------------
Carlos Espinosa
President
CME Realty, Inc.

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